Exhibit 99.34

PRESS RELEASE

Thursday, July 5, 2007

Dr. Michael Doggett Joins Inter-Citic’s Advisory Board

July 5, 2007, Toronto, ON: Inter-Citic Minerals Inc. (TSX-ICI) (“Inter-Citic” or “the Company”) President and CEO James Moore, is pleased to announce that Dr. Michael Doggett has joined the Company’s advisory board effective immediately.

“I am delighted to have Dr. Doggett providing Inter-Citic with his extensive insights in the area of mineral economics as we progress our Dachang Gold Project,” said James Moore, President and CEO. “He is an internationally recognized expert in this field and his experience will be invaluable as Inter-Citic moves forward.”

Dr. Doggett is a member of the Committee for Earth Resources at the United States National Academy of Sciences and sits on the Board of Directors of the Prospectors and Developers Association of Canada (PDAC). His achievements in the field of mineral economics have been recognized by the Canadian Institute of Mining, Metallurgy and Petroleum who presented him with their Robert Elver Mineral Economics Award in 2002. The Society of Economic Geologists named Dr. Doggett as their International Exchange Lecturer for the year 2005.

In addition to university responsibilities, Dr. Doggett acts as an industry consultant and has taught professional development courses in project evaluation to more than 700 industry participants in more than a dozen countries over the past 15 years.

Dr. Doggett is currently the Stollery Professor in the Department of Mining Engineering and the Department of Geological Sciences and Geological Engineering at Queen’s University where he is also Director of the Master’s Program in Mineral Exploration. He received his BSc in geology in 1983 followed by an MSc in 1987 and a PhD in 1994.

Subject to regulatory approval, the board has approved the grant to Dr. Doggett 50,000 stock options at an exercise price of $1.30 with an expiry date of July 5, 2009, pursuant to the terms of Inter-Citic’s Stock Option Plan.

On Behalf of the Board:

“James J. Moore”

President & CEO

ABOUT INTER-CITIC:

Toronto-based Inter-Citic Minerals Inc. is an exploration and development company with properties in the People’s Republic of China. The Company has strategic partnerships with several large financially strong and established groups in China to facilitate investment in China for both Western and Chinese partners. Inter-Citic is listed on the TSX under the symbol ICI. Inter-Citic’s website is www.inter-citic.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Stephen Lautens

Vice President, Corporate Communications

Inter-Citic Minerals Inc.

(905) 479-5072 x 227

www.inter-citic.com

stephen@inter-citic.com